

Mail Stop 3030

September 1, 2016

<u>Via E-mail</u>
Kenneth D. Krause
Chief Financial Officer
MSA Safety Incorporated
1000 Cranberry Woods Drive
Cranberry Township, Pennsylvania 16066-5207

     Re: **MSA Safety Incorporated**
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 29, 2016
             File No. 001-15579

Dear Mr. Krause:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery